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                                                                    Exhibit 99.1


PRESS RELEASE
For Immediate Release



            COOLBRANDS ANNOUNCES LATE FILING OF FINANCIAL STATEMENTS

Toronto, Canada - November 23, 2005. CoolBrands International Inc. announces today that it will not meet the deadline under Canadian securities legislation of November 29, 2005 for the filing of its audited annual financial statements, related management's discussion and analysis ("MD&A") and annual information form ("AIF") for its financial year ended August 31, 2005. This delay is primarily due to three factors:

o CoolBrands has adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously, CoolBrands prepared its annual and interim consolidated financial statements in accordance with accounting principles generally accepted in Canada. In connection with this change, CoolBrands will be complying with the transition requirements set out in National Instrument 52-107 - Acceptable Accounting Principles, Auditing Standards and Reporting Currency.

o The presence of difficulties in co-ordinating access to and review of confirmatory supporting financial data from third party contract service providers required by CoolBrands' external auditor. Access to this data is required in order for CoolBrands' external auditor to complete its audit. The data relate primarily to the Breyer's Yogurt business, which CoolBrands acquired from Kraft Foods, Inc. earlier this year.

o CoolBrands is also completing a review of the fair value of its intangible assets, such as goodwill and licenses, in order to assess the extent to which the value of such intangible assets has become impaired.

CoolBrands and its auditor expect to complete the necessary work for the audited financial statements, MD&A and AIF to be completed and filed by December 13, 2005.

Pending the filing of its annual audited financial statements, MD&A and AIF, CoolBrands intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators ("CSA") Staff Notice 57-301. The Company will request from the applicable Canadian securities regulators that a management cease trade order related to Coolbrands' securities be imposed against some or all of the persons who have been directors, officers or insiders of Coolbrands. If granted, such an order would not generally affect the ability of persons who have not been directors, officers or insiders of Coolbrands to trade Coolbrands' securities.



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Canadian securities regulators may impose an order that all trading in securities of CoolBrands cease, either permanently, or for such period as is specified in the order, if CoolBrands does not file its audited annual financial statements, MD&A and AIF by January 29, 2006.

About CoolBrands International:

CoolBrands International markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie, Godiva Ice Cream, Whole Fruit Sorbet, Snapple On Ice Pops, Tropicana Fruit Bars, No Pudge! Frozen Snacks, Crayola Color Pops, Yoplait Frozen Yogurt and many other well recognized brand names. CoolBrands also manufactures, markets and sells fresh yogurt products, including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

For more information about CoolBrands, visit www.coolbrandsinc.com
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     This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

For further information, contact: David J. Stein,

Telephone: (631) 737-9700 (ext. 216)